

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 23, 2017

Mr. William E. Matthews, V
Chief Financial Officer and Vice Chairman of the Board
National Commerce Corporation
813 Shades Creek Parkway, Suite 100
Birmingham, Alabama 35209

     Re: **National Commerce Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed March 10, 2017
              File No. 001-36878

Dear Mr. Matthews:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ John P. Nolan

                        John P. Nolan
                        Senior Assistant Chief Accountant
                        Office of Financial Services